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Exhibit 99.1


        Cautionary Statements for Purposes of the Safe Harbor Provisions
                    of the Securities Litigation Reform Act


In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"), SUPERVALU INC. (the "Company") is filing the cautionary statements set forth below, identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of the Company. When used in this Quarterly Report on Form 10-Q for the fiscal quarter ended June 16, 2001 and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, other communications, and in oral statements made by or with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify forward-looking statements within the meaning of the Act. The following cautionary statements are for use as a reference to a readily available written document in connection with forward-looking statements as defined in the Act. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

Retail Food Business Risks

The Company's retail food segment faces risks which may prevent the Company from maintaining or increasing retail sales and earnings including: competition from other retail chains, supercenters, non-traditional competitors and emerging alternative formats; operating risks of retail operations; potential work disruptions from labor disputes; and the adverse impact from the entry of other retail chains, supercenters and non-traditional or emerging competitors into markets where the Company has a retail concentration.

Food Distribution Business Risks

The Company's sales and earnings in its food distribution operations are dependent on (i) the Company's ability to attract new customers and retain existing customers; (ii) the success of its customers in competing with other retail chains, supercenters, and non-traditional competitors; and (iii) its ability to control costs. While the Company believes that its efforts will enable it to attain its goals, certain factors could adversely impact the Company's results, including: declines in sales to its independent retailer customer base due to competition and other factors; consolidations of retailers or competitors; increased self-distribution by chain retailers; increases in operating costs; increases in credit risk associated with open accounts and financing activities with independent retailers; potential work disruptions from labor disputes; and the entry of new or non-traditional distribution systems into the industry.

In addition, on June 30, 2001, the Company's supply agreement with Kmart Corporation terminated. The earnings impact from the elimination of this business is dependent on a number of variables including, the transition process
to a new supplier and overall "ramp down" costs.   While the Company has
forecasted that the loss of the Kmart business, which generated annual revenues of approximately $2.5 billion for fiscal 2001, will impact earnings per share for fiscal 2002 in the range of $.018 to $0.22, including ramp down costs, actual results may differ. Ramp down costs include expenses related to the transfer of inventory, the reallocation of transportation fleet and warehousing equipment, and employee transition costs.

Restructure Activities

In the fourth quarter of fiscal 2001, the Company completed a company-wide asset review to identify assets that do not meet return objectives, provide long-term strategic opportunities, or justify additional capital improvement, it would consolidate certain distribution facilities, exit certain non-core retail markets, dispose of under-performing retail stores, reduce its workforce and write-off other items. The Company expects these restructuring activities to generate approximately $60 million of free cash flow, which reflects cash proceeds from asset sales and working capital reductions. The Company estimates that the earnings per share benefit of these activities will be minimal in fiscal 2002 and will contribute $0.07 to $0.09 to earnings per share by fiscal 2003. However, the timing of targeted asset sales as well as the Company's ability to realize the anticipated benefits of such sales and working capital reductions may affect the Company's ability to realize the full benefits of these restructuring activities and impact the Company's future financial results.

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Risks of Expansion and Acquisitions

The Company intends to continue to grow its retail and distribution businesses through new store openings, new affiliations and in part through acquisitions. Expansion is subject to a number of risks, including the adequacy of the Company's capital resources; the location of suitable store or distribution center sites and the negotiation of acceptable lease terms; and the ability to hire and train employees. In addition, acquisitions involve a number of special risks, including: making acquisitions at acceptable rates of return; the diversion of management's attention to assimilation of the operations and integration of personnel of the acquired business; possible costs and other risks of integrating or adapting operational systems; potential adverse short-term effects on the Company's operating results; and amortization of acquired intangible assets.

Liquidity

Management expects that the Company will continue to replenish operating assets and reduce aggregate debt with internally generated funds and capital leases unless additional funds are necessary to complete acquisitions. If capital spending significantly exceeds anticipated capital needs, additional funding could be required from other sources. In addition, acquisitions could affect the Company's borrowing costs and future financial flexibility.

In April 2001, Moody's Investors Service, Inc. reduced the company's long-term debt ratings from Baa1 to Baa3. Moody's also lowered the company's short-term debt ratings from P2 to P3. The company's access to the commercial paper market has been reduced as a result of these ratings changes.

Litigation

While the Company believes that it is currently not subject to any material litigation, the costs and other effects of legal and administrative cases and proceedings, and settlements, are impossible to predict with certainty.

The foregoing should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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